

MAIL STOP 3561

August 7, 2006

Mr. Li Zhang
Chief Executive Officer
HLS Systems International Ltd.
625 Broadway, Suite 1111
San Diego, California 92101

> **Re: HLS Systems International Ltd.**
> **Amendment 1 to Registration Statement on Form S-4**
> **File No. 333-132826**
> **Filed on June 28, 2006**

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be consistent in placing an individual's surname either before or after the given name and use the surname when using a title. See, e.g., page 55 (references to Huang Jiangnan and Jiangnan Huang); pages 55 and 57 (references to Mr. Zhang and Mr. Li).

2. The prospectus refers in various instances to persons to whom the Gifted Time Holdings stockholders may assign their rights. See, e.g., the letter to stockholders at page 4; Questions and Answers about the Meeting at page 14. Please state whether one or more of the Gifted Time Holdings stockholders intends to assign the right to receive HLS common stock and identify the potential assignees.

3. Please state the conversion percentage limitation consistently. See, e.g., page 4 (no more than 20%), page 17 (less than 20%), page 58 (nearly 20%), page 74 (20%). In addition, please explain how you reached the figure of 1,150,000 shares, see, e.g., pages 4, 77.

4. We note your statement in your initial Form S-4 in the fee calculation table in footnote 3 that there were "being registered such indeterminable additional securities as may be issued as a result of the anti-dilution provisions contained in the warrants." Please note that Rule 416 covers the number of additional shares of common stock issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

5. We note that Chardan North China Acquisition Corp. has filed Form 10-QSB for the periods ended 3/31/06 and 9/30/05. We also note that Chardan North China Acquisition Corp filed Form 10-KSB for the fiscal year ended 12/31/05. We further note the company's statement on its Form 10-KSB that, as of March 17, 2006, the aggregate market value of the common stock held by non-affiliates was approximately $68,712,500. Supplementally advise us how Chardan North China Acquisition Corp. is eligible to use SB forms for their Exchange Act reporting. We may have further comment.

6. We note your response to comment 2.   We cannot locate the disclosure required by Rule 14a-5(e) on page 152. Provide the disclosure required by Rule 14a-5(e), as required by Item 1(c) of Schedule 14A.

7. Please define "designee" in your letter to stockholders.

8. Please revise to change "HollySys Stockholders" to "Gifted Time Stockholders" in the letter to stockholders in proposal 1. See the similar definition in the Proxy Statement/Prospectus cover page in paragraph 1.

9. Please add disclosure indicating, if the business combination is not completed, the procedures for dissolution of the company pursuant to Delaware law. For example, will you comply with Section 280 of the Delaware General Corporation Law, or instead the provisions of Section 281? Will shareholders vote on the dissolution? Also, discuss debtor/creditor rights and any potential bankruptcy proceedings that may result if the business combination is not completed. Discuss the timing of liquidating the trust in relation to dissolution of the company.

10. Revise to highlight the second full paragraph on page 10.

11. Please revise to justify the left margins and leave the right margins ragged throughout the proxy/prospectus.

12. Throughout the document, you make use of unnecessary defined terms. Rule 421 (b) requires you to avoid using defined terms as the primary means of communication. It is distracting to define terms that are commonly understood or can be simply explained by use in their context. Examples of these would be the following:

- "Stock Purchase Agreement"
- "Redomestication Merger"
- "Stock Option Plan"
- "Management Shareholders"
- "CTC"
- "SCADA"

Revise your document as appropriate.

Questions and Answers about the Meeting, page 12

13. We note that you indicate, in response to the question, "How much of the surviving company will existing Chardan stockholders own?," that "the Gifted Time Stockholders … will receive 23,500,000 shares of common stock of HLS representing 77% of the issued and outstanding shares …." Later you indicate that, "if HLS issues additional shares as additional consideration to the HollySys Stockholders then the HollySys Stockholders will own approximately 82% of the issued and outstanding common stock …." It appears that you use Gifted Time Stockholders and HollySys Stockholders interchangeably. Clarify whether you are indicating security issuances to different stockholders. If you are addressing the same stockholders then use the same term throughout the prospectus.

14. Add an additional question and answer to address the steps needed to be followed to secure dissenter or appraisal rights under Delaware corporate law.

Enforceability of Civil Liabilities Against Foreign Persons, page 16

15. The prospectus states that the majority of the officers and directors of the company are outside the United States. Please state in an appropriate place in the prospectus the residence of each officer and director. It appears that those officers and directors that reside abroad have not consented to service of process in the U.S. or to the jurisdiction of any U.S. court in the Stock Purchase Agreement, which is governed by Delaware law. Please confirm and, if appropriate, discuss the indemnification provisions of Article X of the agreement.

HollySys Reorganization and Ownership, page 19

16. The prospectus states that the stock transfer agreements are valid and enforceable under PRC laws and that all relevant Chinese governmental authorities have approved the stock transfer. Please identify counsel who determined that the transfer agreements are valid and enforceable under PRC laws and include counsel's consent to be named in this section. Please add a similar discussion of the reorganization agreement and the consignment agreements.

17. In the diagram that you provided to show the corporate structure of Gifted Time Holdings and other entities, consider describing or indicating how HLS System International fits into the chart after consummation of the stock purchase agreement to better help investors understand the transactions.

18. The discussion of the voting agreements at page 22 is unclear. The prospectus states that the stockholders in Beijing HollySys, who had previously entered into voting-together agreements with Dr. Wang, consigned their equity interests in the company to Gifted Times Holdings. Because they deemed Dr. Wang to be the best representative of their interests, they entered into a voting-together agreement with Dr. Wang. Please state whether, as it appears, the second voting-together agreement replaced the previous one. We have a related comment, infra, concerning the reorganization agreement, attached as Exhibit 10.12.

19. The prospectus states at page 22 that the transfer restrictions applicable to directors and officers of a joint stock company do not apply to limited liability companies under PRC law. Therefore, after the closing of the proposed transaction, Beijing HollySys will change its form of organization to limited liability company. Please explain why "[t]his change may take up to six months to complete, depending on the process of obtaining government registration." Please discuss whether the only uncertainty involved is the amount of time necessary for the change in organization, or whether the change instead requires

PRC governmental approval(s). If appropriate, please add a risk factor, discuss the uncertainties and explain any measures that the company may or will take if registration does not occur as expected. Also add this information to other parts of the prospectus, as appropriate, see, e.g., page 60 (consignment agreements provide for transfer of title, if and when restrictions on transfer are no longer applicable).

The Business Combination

20. We note your statement that "Gifted Time Holdings will continue <u>as the surviving company</u> and owner of the stated interests in the HollySys Operating Companies." (Emphasis added) We also note your statement in the Selected Unaudited Pro Forma Combined Financial Information that "the legal status of Chardan Sub (subsequently named HLS Systems International Ltd.) as the surviving corporation will not change." Please clarify whether Gifted Time Holdings or HLS or both will survive after the stock purchase agreement and the redomestication merger.

Material United States Federal Income Tax Consequences of the Stock Purchase, page 29

21. We note your response to comment 34. Please revise to identify counsel that is issuing the opinion. Also include counsel's consent to be named in both sections discussing the material federal income tax consequences.

Regulatory Matters, page 29

22. We partially reissue comment 7 of our comment letter dated May 5, 2006. We note the revised disclosure on page 29. Please revise to advise whether the applications with SAFE in March 2006 need to be approved, and if so, the status thereof.

23. The prospectus refers to a detailed discussion of the Notice 75 requirements adopted by SAFE in the risk factors section at page 37. The discussion you are referring to is not located at page 37. Revise as appropriate.

Selected Unaudited Pro Forma Combined Financial Information, page 33

24. Please revise to present pro forma dividends <u>declared</u> per share for year ended December 31, 2005, consistent with the information presented on pages 136 and 137.

Risk Factors, page 37

25. It appears from the caption and the first paragraph that the first risk factor is intended to address the material agreements of the PRC operating companies. The second paragraph, however, discusses the enforcement of civil liabilities and criminal penalties of the company's directors and officers under the Federal securities laws. This discussion is substantially similar to the risks being addressed in the third risk factor. Please delete this discussion from the first risk factor and consolidate the discussion in the third risk factor.

26. The discussion in the second risk factor appears to address several different topics: the attempt to control Beijing HollySys solely through the stock consignment agreements; the validity and effectiveness under PRC law of the ownership structure of Gifted Time Holdings and the stock consignment agreements; the uncertainties of current and future PRC law and its application by PRC courts; and the discretion of PRC regulatory authorities in dealing with violations of law by Gifted Time Holdings and the PRC operating company subsidiaries. Given that these risks appear to be among the most significant in this matter, it would be appropriate to address each one separately.

In addition, each risk requires a full discussion, particularly in view of the various laws and jurisdictions involved in the transactions and their potential interplay. For example, the second risk factor states that if the stockholders of Beijing HollySys and Gifted Time Holdings fail to perform their respective obligations under the stock consignment agreements, the company "may have to expend substantial resources to enforce those agreements, and rely on legal remedies under applicable law, which may not be effective." There is no explanation, however, of why this would be the case. Please revise the risk section accordingly.

27. The second risk factor states that the company has control of Beijing HollySys only through contractual agreements. The discussion states that if the consignment agreements are cancelled sometime in the future, the company would lose control of that company. See also page 62 (same). But it is not clear

why this would be the case. The company believes, and its counsel has opined, that that the ownership structure of Gifted Time Holdings and the contractual agreements are valid and effective under existing PRC laws, rules and regulations. In addition, the group of individuals that controls Beijing HollySys and will continue to own the shares of that company will constitute -- with the addition of Dr. Wang, with whom the individuals have voting-together agreements -- the control group of Gifted Times and, subsequently, HLS. Indeed, there appears to be a significant redundancy in the measures by which the control group will exercise control of Beijing HollySys. Please discuss.

28. It appears that the loss of control of Beijing HollySys would entail the loss of control of Haotong. See page 20 (Gifted Time Holdings has control of over 51.9% of the equity interests in Haotong as a result of the consignment to it of 74.11% of the equity interests in Beijing HollySys). If so, please add this consideration to the risk factor section and elsewhere in the prospectus in appropriate places.

29. The fourth risk factor at page 38 contains an implied comparison, i.e., "Most PRC companies historically have been less focused on establishing Western style management . . ."   Please also address the company's current management, legal and financial controls.

30. The fifth risk factor refers to HollySys' "targeted emerging markets." It appears from the discussion that these markets are located outside the PRC. Please clarify. As part of the discussion, please identify these markets specifically.

31. In the sixth risk factor, please explain why Hangzhou is a "foreign investment enterprise" and thus qualifies for a different income tax rate than that applied to the HollySys "domestic-invested enterprises."

32. The thirteenth risk factor at page 41 is somewhat confusing. Please clarify the interplay among local governments, the central government and their agencies.

33. The fifteenth risk factor at page 41 states that HollySys is in the process of obtaining a required certification to participate in the railway systems market. Please state whether the control of HollySys by a foreign holding company, and the proposed substitution of HLS (which will at least initially have a minority interest composed of U.S. stockholders) for Gifted Times Holdings (which appears to be wholly owned by Chinese investors) has any relevance in the certification process.

34. The sixteenth risk factor discusses HollySys' plans to participate in the market for nuclear power generation control systems. Please state whether HollySys will

require certification to participate in this market. Describe any potential obstacles to certification raised by foreign control or ownership.

35. We note your statement in risk factor twenty two that "the risk of failure of HollySys' integrated solutions in the industrial sector normally involves limited potential of liability. For example … based on the following facts …." Risk factor discussions should not contain any mitigating language. Revise to delete the mitigating language throughout your risk factors section. You may address the noted factors later in your prospectus.

36. Advise us why you deleted the examples of the higher risk of liability with the nuclear power generation and railway control systems sectors.

37. It appears that your twenty-seventh risk factor is duplicative of an earlier risk factor. Revise to consolidate both risk factors.

38. The caption of the thirtieth risk factor at page 45 is confusing, and conflicts with the conclusion of the discussion that, to the extent the RMB appreciates against the dollar over time, HollySys' earnings in dollar terms will increase. Please revise.

39. The third sentence of the thirty-first risk factor at page 46 (referring to significant reduction in governmental control of currency conversion) appears to conflict with the first two sentences (referring to strict government regulation of currency conversion). In addition, the discussion concerns Hangzhou's ability following the proposed transaction to pay dividends without SAFE prior approval, whereas the caption seems to refer to future potential changes in foreign exchange regulations that could adversely affect Hangzhou. Please revise.

40. With respect to the thirty-second risk factor, please modify the caption to:

- introduce the term "Overseas Special Intention Company (OSIC)" in the caption;

- identify the "PRC residents" at issue in this matter; and

- clarify the last phrase ("the domestic company may not distribute profits or proceeds from a liquidation, paying bonuses [sic]").

In the first paragraph of the discussion, please:

- replace the reference to "the domestic company" by a reference to Beijing Holly Sys and, if appropriate, the other companies that Gifted Time

Holdings would acquire through the proposed transaction; and

- clarify the meaning of the last sentence of the first paragraph ("Notice 75 requires that PRC residents process the modification of foreign investment exchange registration for the interests of net assets held by PRC residents in an OSIC and its alteration condition, [sic]," etc.)

In the second paragraph, please explain how "PRC residents" "complete" or "maintain" the "foreign investment exchange registration and modification process."

41. The thirty-third risk factor at page 46 states that, ". . . we will have subsidiaries and/or operations in the PRC, and the BVI, and we may soon have operations in other jurisdictions." Please explain whether the company intends to have operating subsidiary companies in the BVI and what is contemplated by the second phrase. We note in this regard a reference at page 12 of the prospectus to the possibility of using a BVI company to "structur[e] acquisitions or creat[e] subsidiaries in China and other countries as the business of Gifted Time Holdings expands . . . ." However, the prospectus has indicated thus far that the BVI company will be solely a holding company, created for tax purposes, with operating PRC subsidiaries that now do business in the PRC and may, in the future, also do business abroad. Please clarify the company's business plans.

42. We note that in the thirty-fourth risk factor at page 47, the prospectus states that, as a result of HLS being a foreign private issuer, it will be exempt from certain provisions applicable to U.S. public companies, including the rules requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K. This is one of the most important risks and should be discussed in the forepart of the section. Further, please reconcile with the disclosure on page 61 that, "Because a termination of a consignment agreement would be a material event, it would be disclosed in an 8-K report."

43. In the thirty-fifth risk factor, please state the assumption underlying the percentages that reflect the issuance of the earnout shares, i.e., that there are no other issuances of stock or exercise of outstanding warrants. Also indicate when the earnout shares would be issued, if ever, i.e., from 2007 through 2010. See page 4.

Forward-looking Statements, page 48

44. It appears that the reference to "other providers of crop seeds" is misplaced and should be deleted.

The Chardan Special Meeting, page 49

Voting Your Shares, page 50

45. We note your paragraph indicating that, "if you do not vote your shares of Chardan Common Stock ….," is in all capital letters. All capital letters impair the readability of the disclosure. Instead of all capital letters, use bold face type or italics to highlight the information. Revise throughout the proxy/prospectus as appropriate.

Appraisal Rights, page 52

46. Please revise the reference to appraisal rights on page 52 to provide a cross-reference to disclosure in this document that discusses the steps needed to utilize the appraisal rights in plain English. Simply referring to the text of the law that is annexed to this document is not sufficient.

Solicitation Costs, page 52

47. We note that directors, officers and employees of Chardan may solicit proxies in person, by telephone or by other electronic means from the stockholders. You must file any scripts, outlines, instructions or other written materials that you will furnish to individuals soliciting proxies. You must also file materials furnished to assist in the answering of stockholder inquiries. Refer to Rule 14a-6(c) of Regulation 14A.

<u>Consideration of the Stock Purchase Transaction, page 53</u>

<u>Background of the Stock Purchase, page 53</u>

48. At page 54, please identify the business of Chum Investment Corporation and state whether Chum will be paid a finder's fee.

49. Revise to indicate when Chardan China Acquisition Corp. concluded a business combination with State Harvest Holdings, Ltd.

50. We note your statement that "without a request form Chardan, Chum explored with several Chinese companies whether they might have an interest in a business combination with Chardan. At no time did Chum or anyone else provide Chardan with the identity of or any information about the potential candidates until after Chardan's public offering was concluded on August 10, 2005." Address in detail whether Chum directly or indirectly acted on the company's behalf when it explored whether several Chinese companies might have an interest in a business combination with Chardan. We specifically note Chum's preexisting relationship with the officers and directors of Chardan. We note also that Chum was aware that management of Chardan China Acquisition Corp. had organized Chardan to seek a business combination. Supplementally provide us with a detailed description of Chum's activities when it explored whether several Chinese companies might have an interest in combining with Chardan and indicate the timing of those activities. We may have further comment.

51. Indicate when HollySys was approached by Chum. Describe the activities between Chum and HollySys prior to HollySys' being introduced to Chardan.

52. Revise to indicate the number of candidates introduced by Chum to Chardan and briefly describe these candidates.

53. Indicate the timing of when Greatace prepared the due diligence report on HollySys.

54. Please revise to indicate the number of target candidates for Chardan for which Greatace prepared background investigations, industry analysis and due diligence reports.

55. Describe in greater detail Chardan's meetings with candidates between August 13, 2005 and October 7, 2005.

56. Address in greater detail why Chardan selected HollySys as the candidate with which to pursue an acquisition.

57. The discussion at page 55 refers to "the HollySys Stockholders, including representatives of Chum." Please identify these individuals.

58. Describe, in greater detail, discussions during the period between October 2005 and January 2006.

59. Discuss each meeting in detail. Describe the substance of all material discussions. Wherever possible, identify the individuals at each meeting.

60. Discuss the negotiations of the merger in greater detail. Clarify how the final consideration was determined. Discuss whether any valuation of HollySys was conducted prior to or during the merger negotiations. Indicate whether any valuation of HollySys was presented to the Chardan board of directors prior to their approval of the merger on January 31, 2006. We may have further comments.

61. Please revise to put the paragraph addressing the discussions from December 10, 2005 to December 14, 2005 in chronological order with the other Background of the Stock Purchase disclosure.

Board Consideration and Approval of Transaction, page 56

62. We note that Greatace delivered a presentation to the board of directors and a due diligence package and information regarding HollySys. Any presentations or reports prepared by management or Greatace, prior to the boards' determination on January 31, 2006 to approve the transaction, should be described in reasonable detail, by date, indicating the nature of the presentation, information presented, recommendations and conclusions. Any materials, including reports, analyses, projections, talking papers and similar items which were prepared or presented at these meetings should be supplementally provided to the staff. The disclosure should not be conclusory and should provide sufficient information so that the investors may determine whether the proposed merger is in their best interests.

63. We note that certain financial information, including financial projections, was provided to Greatace, Chardan and their counsel. Provide us with copies of all non-public information received by the Chardan, its affiliates and representatives that led to the execution of the merger agreement. In addition, please provide us with the basis for any conclusion that the non-public information is not material and therefore need not be disclosed.

<u>Interest of Chardan Directors and Officers in the Stock Purchase, page 56</u>

64. Please revise to indicate the number of warrants held by Chardan's officers and directors. Also indicate the current market price for the warrants.

<u>Chardan's Reasons for the Stock Purchase and Recommendation of the Chardan Board, page 57</u>

65. We note the disclosure that each member of your "board of directors has previous experience in performing due diligence of acquisition targets." It is not clear how that disclosure is relevant in light of the disclosure in the previous pages indicating that Greatace performed the due diligence for management's review. Please revise to clarify.

66. Please revise to provide a separate section addressing the board of directors' previous experience in performing due diligence and the board of directors' qualifications in valuing companies or advise us why the disclosure is not necessary.

67. The recommendation of the board of directors should be substantially revised and expanded to provide a reasonably detailed discussion of the basis for the recommendation and an analysis of the factors considered and conclusions reached. In addition, the discussion should provide an analyses and conclusions about each factor, and indicate whether the factor was favorable, unfavorable or neutral with respect to the board's conclusion.

68. At the bottom of page 57, we note that because of the "complexity of those factors," you did not "quantify or otherwise assign relative weights to the specific factors." Please revise to clarify if the disclosure implies that quantifying the factors was too complicated a task to undertake for the benefit of your shareholders.

69. To strike a more balanced presentation, include a summary of the possible disadvantages of the acquisition to the company considered by the board of directors.

70. Explain why Chardan's board of directors decided that it was not necessary to obtain a fairness opinion regarding the agreement with HollySys.

71. Please provide a detailed analysis as to the valuation determined by the board regarding HollySys, and how the board made the determination that the

agreement was fair from a financial point of view at the time the agreement was entered into. Also, clearly state the resultant liability assumed by the board in reaching the determination of fairness and entering into the stock purchase agreement without obtaining a fairness opinion. We may have further comment.

HollySys' and the HollySys Operating Companies' record of growth and expansion and high potential for future growth, page 57

72. We note your statement indicating that anticipated revenues for all of fiscal 2006 ending June 30, 2006 will be approximately $110 million. Revise to update this disclosure.

73. We note you indicate that one of the factors you considered was that HollySys had a record of growth and expansion and potential for future growth. Please clarify what you mean by growth, as well as the time frame you are using. Are you referring to increased net cash flows, net income?

HollySys represents an opportunity to invest in a growing, dynamic industry, page 58

74. Please provide support, or cite to support elsewhere in the prospectus, for the statements concerning global spending on distributed control systems and the PRC industrial industry.

Due Diligence Information Materials, page 59

75. We note that Mr. Kerry Propper prepared for the board of directors an analysis of the post-transaction value of the HollySys Operating Companies. Revise to include a section that described in detail the analysis performed by Mr. Kerry Propper. The disclosure should address the various financial and comparative analyses performed by Mr. Kerry Propper and it should provide a meaningful comparison and explanation of the various methods of valuations of HollySys in a manner that allows investors to understand the relevance of the information presented and to make an informed decision concerning the proposed merger. Present, where appropriate, the range of observed multiples, exchange ratios or other pertinent computed or observed data using a mean or median approach. We may have further comment.

76. The prospectus indicates that Gifted Times Holdings accepted the use of consignment agreements because of legal restrictions on the transfer of title "of

some of the Beijing HollySys stock then held by certain of the stockholders of Gifted Times Holdings." Please identify the stockholders and describe the legal restrictions in question.

77. The prospectus states that, "Chardan believes that the stock consignment agreements are widely used in these instances . . . .," i.e., instances in which stock of a PRC company is subject to transfer restrictions. Please state the basis for this belief. Explain why the stock consignment agreements are governed by BVI rather than PRC law and discuss the enforceability of BVI court judgments in the PRC.

Stock Consignment Agreements, page 60

78. It appears that the voting-together agreements essentially gave voting control of a controlling block of common stock of Beijing HollySys and Hangzhou to Mr. Wang, who will be the CEO and a director of Gifted Times Holdings and will own 19.015% of its common stock. The prospectus and the stock consignment agreements state that, although the shares of Beijing HollySys held by the parties to the voting-together agreements, other than Dr. Wang, are not subject to the transfer restrictions applicable to Dr. Wang's shares, those parties consigned their equity interests to Gifted Times Holdings "in order to act in concert with Dr. Wang." Please explain this statement. Because it appears that Dr. Wang will control Gifted Times Holdings, and because the consigning parties were willing to sell their shares of Hangzhou HollySys to Gifted Times, it us not clear why they would seek "to act in concert" with Dr. Wang by consigning, rather than simply selling, their shares of Beijing HollySys to Gifted Times.

79. The description of the agreements is confusing. Please discuss and clarify the following features of the agreement:

- At page 60, the prospectus states that, under the agreements, a breaching party's liability would include all damages and economic loss resulting from the breach, but may not exceed the amount of economic loss that the defaulting party could or should anticipate as of the date of the agreement. Please explain more specifically what the potential liability for a defaulting consignor(s) could be. We note in this regard the statement at page 61 that the agreements are "subject to enforceability and limitations of the laws and rules of PRC." Assuming that the consignors reside in the PRC, discuss whether a PRC court would enforce a BVI court judgment obtained by a BVI company against PRC residents.

- The prospectus states that, because Gifted Times Holdings has no specific obligations under the agreements, the provisions concerning breach primarily serve to deter breach by the consignors. At the same time, the prospectus states at page 61 that, according to PRC counsel to the HollySys Stockholders, the agreements (under BVI law) are enforceable under current PRC law, but only by the stockholders of Beijing HollySys, who may initiate legal actions in the British Virgin Islands. Please discuss the apparent inconsistency.

80. The stock consignment agreements are entered between parties that are all British Virgin Islands entities. The disclosure indicates that the agreements will be subject to Chinese law. Please discuss whether the stock consignment agreements are also subject to the laws of the British Virgin Islands, and if so, how they will be affected.

<u>Protections of Shareholders Against the Loss of Consigned Assets, p. 61</u>

81. Please explain how the ineligibility of any consignee [sic] to be a member of the audit committee will afford a protection to shareholders against the company's loss of control of Beijing HollySys.

82. Please identify the consignor who will be an officer and director of HLS, presumably Dr. Wang, and explain how his ineligibility to sit on the audit committee, plus the HLS code of ethics, will "prevent him from taking a decision to terminate the consignment agreement unilaterally for his own benefit." Please discuss any legal remedies that would be available to shareholders if he should transfer his shares to a party other than HLS or cancel the relevant consignment agreement before the shares are transferred to HLS.

83. The prospectus states that a termination of the consignment agreements would be a transfer of a substantial asset of HLS. We note that the asset in question appears to be an intangible, i.e., certain rights that attach to ownership of the shares of Beijing HollySys that are subject to the consignment agreements. Please confirm that the rights acquired under those agreements constitute an asset whose transfer would be subject to BVI law.

Information about the HollySys Operating Companies, page 93

Strategy, page 95

84. At page 96, please explain the meaning of the phrase "migrate . . to" and the term "logic" in the discussion of control systems.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 104

Business Overview

85. Please clarify the fifth full paragraph.

86. Consistent with the disclosure on page 109, please revise the backlog table to include the backlog as of March 31, 2006.

Critical Accounting Policies, page 106

87. We note from the disclosure at page 38 that the company receives various government incentives (e.g., tax benefits) for operating in certain high technology sections in China. Please revise the disclosure to discuss how these incentives have impacted operations for all periods provided (both qualitatively and quantitatively), and discuss any known trends that are reasonably expected to occur (i.e., expiration of incentives) and how they will impact future operations. Refer to Item 303 of Regulation S-K.

Results of Operations, page 108

General

88. We reviewed your revised disclosure in response to our prior comment 109. Please revise the discussion of cost of revenues and general and administrative expenses for each period to discuss the reasons behind the change in components of costs of revenues and general and administrative expenses. For example, you disclosed that labor accounted for 4.6% of integrated contract revenue versus 6.0% for the prior period; revise to disclose the factors contributing to this

decrease. You disclosed that compensation to non-sales-related employees increased by $426,000; disclose the factors contributing to this increase.

Comparison of Nine Months Ended March 31, 2006 and 2005

Cost of Revenues, page 109

89. We reviewed your response to our prior comment 112, but your response did not address our comment. We note that the company purchased a greater portion of products sold from outside vendors at higher prices relative to internally produced equipment. Clarify why purchasing products from outside vendors better satisfies customers' needs than internally produced equipment (e.g. quality of product, configuration availability, timing of delivery, etc.).

Certain Relationships and Related Transactions, page 143

90. Please identify Chardan Capital Partners and state the relationship, if any, between it and the other Chardan entities.

Beneficial Ownership, page 145

91. Please update the information to the most recent date practicable.

Chardan North China Acquisition Corporation Financial Statements

General

92. We note that the warrants included in the units sold in your initial public offering were classified as equity. Given that the offer and sale of the warrants and the securities underlying the warrants (including the underwriter purchase option and the underlying securities) included in your initial public offering were included in the "units" being registered, the offer and sale of the underlying securities were registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current

prospectus at the time such warrants are exercised. In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19, which would appear to require you to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that, if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that, if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for your warrants. Tell us whether you intend to restate your financial statements to classify the warrants as liabilities and to subsequently adjust the warrants to fair value for all periods from the initial public offering date through March 31, 2006. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. We may have additional comments after reviewing your response.

Gifted Time Holdings Limited Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, FII-10

93. We reviewed your response to our prior comment 124, but your response did not address our entire comment. Please revise your filing to disclose the significant contract terms and conditions, including any customer acceptance provisions, warranties (i.e., how you determine your provision, as disclosed in response to our prior comment 129) and other post-delivery obligations and the related accounting policies. Your MD&A should include a discussion of these critical accounting policies and their impact on the financial statements.

Inventories, FII-11

94. We note that you recorded a provision for inventories in the current period. Please revise to disclose your policy for determining this reserve for obsolescence of inventory consistent with that disclosed on page 108.

Accounts Receivable, Other Receivable and Concentration of Credit Risk, FII-11

95. We reviewed your response to our prior comment 125. We note that your credit terms range from 90 to 120 days. Please provide us with a detailed discussion supporting your bad debt allowance percentages, specifically discussing why you only reserve 15% of a receivable balance that is over 2½ years past due. Also provide (here or in MD&A) an aging of your billed accounts receivable (consistent with the allowance buckets presented) for the balance sheet periods presented and provide a discussion for any changes you have made to your allowance methodology. Further, discuss when you anticipate billing the amounts included in unbilled accounts receivable.

Note 5 – Long-Term Investments, FII-19

96. We reviewed your response to our prior comment 127. Please provide us with the agreements, highlighting the relevant sections, supporting the minority shareholders' participation rights underlying your conclusions under EITF 96-16 for both Shenzhen HollySys and HollySys Zhonghoa. In addition, provide us with the Beijing TechEnergy agreement, highlighting the relevant sections, supporting your conclusion on your accounting treatment.

97. In connection with the comment above, tell us if the minority shareholders in Beijing HollySys and Hangzhou HollySys have similar arrangements which would preclude consolidation of such entities. Provide a detailed discussion and provide us with the agreements, highlighting the minority shareholders participation rights, if applicable.

Proxy Card

98. Revise the proxy to state in bold face type how the shares represented by the proxy will be voted if no choice is specified.

Part II

Exhibits

99. Please file your legality opinion with your next amendment. Please note that we will review the legal opinion and will issue comments, if any, on the filed exhibit.

Exhibit 8.1 Tax Opinion of DLA Piper Rudnick Gray Cary

100.   We note your statement in the penultimate paragraph that, "nor do we hereby admit that we are experts with respect to any part of the Registration Statement within the Securities Act or the Rules." We also note your statement that "we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act …." The first phrase noted above appears to be redundant of the same non-admission that the firm is an expert within the meaning of Section 7. Please revise to delete your statement that "nor do we hereby admit that we are experts with respect to any part of the Registration Statement within the Securities Act or the Rules."

101.   The limitation in the last sentence in the last paragraph of the DLA Piper opinion that "this opinion may not be relied upon or utilized for any other purpose or by any other person or entity without our prior written consent" is inappropriate. Investors should be able to rely on the opinion. Please file a revised opinion without this limitation.

102.   Revise to indicate that the tax opinion has been executed. See Rule 302 of Regulation S-T.

Exhibit 2.2. Stock Purchase Agreement, as amended

103.   Although the response letter states that copy of the executed agreement has been provided, we are unable to locate an executed copy. Please attach one to the next amendment.

104.   We note that Beijing HollySys is identified in the recitals at page 1 and Annex A as a PRC corporation with limited liability. The prospectus, however, describes the company as a joint stock company. Please explain.

105.   We note that Section 4.4, concerning consents and approvals, requires that ". . . the execution and delivery of the Transaction Documents by the HollySys Stockholders do not, and the performance of the Transaction Documents by each of them will not, require any consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority, except where failure to obtain such consents . . . or to make such filings . . . would not prevent any of them from performing any of their materials obligations under the Transaction Documents and would not cause a HollySys Material Adverse Event." Please advise us what is contemplated by the "except" clause and explain the types of matters that would be within its scope. We note in this regard that Section 3.2 defines the term "HollySys Material Adverse Effect" very broadly.

106.   Please advise us what is contemplated by subsections (e) and (f) of Section 6.4 of the agreement.

Exhibit 10.12 Amended and Restated Reorganization Agreement

107.   At page 2, please advise us of the meaning of 4. Assurance.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

        Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Brian Bhandari at (202) 551-3390. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Douglas J. Rein, Esq.
         Fax: (858) 677-1401